Sit Investment Associates, Inc.

Twin Cities Society of Financial Service Professionals

Dividend Paying Stocks in the Current Market Environment

October 18, 2012

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
Phone: 612-359-2509
Fax: 612-342-2018
Web Site: www.sitinvest.com

Kent L. Johnson, CFA, Senior Vice President • Research and Investment Management

Disclosure

This summary may contain the collective opinions of our analysts and portfolio managers, and is provided for informational purposes only. While the information is accurate at the time of writing, such information is subject to change at any time without notice. Before you invest, please read the prospectus carefully.

The prospectus contains the investment objective, risks, and charges and expenses of the Fund, as well as other information, which should be carefully considered before investing. For a free prospectus, call 1-800-332-5580 or download the prospectus at www.sitfunds.com.

Performance information is historical and does not guarantee future results. Investment return and principal value of an investment in the Fund will fluctuate, so that an investor's shares in the fund, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance information quoted. Perform information current to the most recent month-end may be obtained by calling 1-800-332-5580 or by visiting www.sitfunds.com.

Outline of Presentation

I. The Case For Dividends: All About Mean Reversion

II. Historical Performance of Dividend Paying Stocks: Higher Return, Lower Risk

III. Dividend-Paying Stock Fundamentals: Growth More Attractive Than Yield

IV. Unprecedented Corporate Profitability: Peaking But Generally Sustainable

V. Economic Environment: Slow Growth to Continue

VI. Tax Policy and Dividends: Historical Precedence Offers Few Clues, but Clearly a Risk

VII. Summary

I. The Case For Dividends: All About Mean Reversion

The Return Environment

In a modest return environment expected for equities going forward, dividends are likely to become a large component of total returns

Investor Preferences

While demographic trends are playing a role, investors have become more conservative after "excesses" in recent years and high profile scandals. In addition, corporations are under pressure to manage capital wisely.

Higher Corporate Payouts

Corporate balance sheets remain strong and payout ratios remains relatively low, particularly based on normalized earnings. Free cash flow will remain strong due to secular/structural factors

Dividend Yields and Components of Equity Returns are Reversing Trends of the Prior Two Decades

S&P 500 Yields Remain Below Historic Average
Average Since 1900 = 4.3%; September 30, 2012 = 2.2%



S&P 500 Total Return: Price and Dividend Contribution

	Total Return	Price Appreciation	Income Return	As a Share of Total Return: Price App.	As a Share of Total Return: Div. Income
1930's	0.1%	(5.3%)	5.7%	na	na
1940's	8.9%	3.0%	5.7%	33.8%	64.5%
1950's	18.9%	13.6%	4.7%	72.0%	24.7%
1960's	7.7%	4.4%	3.1%	57.2%	41.0%
1970's	5.8%	1.6%	4.1%	27.8%	71.1%
1980's	17.2%	12.6%	[illegible]	73.2%	23.8%
1990's	18.0%	15.3%	2.3%	85.1%	12.8%
2000's	(0.9%)	(2.7%)	1.8%	na	na
2011	2.1%	(0.0%)	2.1%	0.0%	100%
2003-2011	6.2%	4.0%	2.0%	65.8%	32.9%
1930-2011	9.2%	5.1%	3.9%	55.5%	42.4%

Source: Bank of America/Merrill Lynch, October 2012 and Morgan Stanley Research, October 4, 2012

Companies are Beginning to Raise Dividends from Payout Ratios at All Time Lows



160%
140%
120%
100%
80%
60%
40%
20%
0%
1900 1905 1910 1915 1920 1925 1930 1935 1940 1945 1950 1955 1960 1965 1970 1975 1980 1985 1990 1995 2000 2005 2010
Recession
Dividend Payout Ratio of S&P 500



32 30 28 26 24 22 20 18 16 14 12
1990 1992 1994 1996 1998 2000 2002 2004 2006 2008 2010 2012
Growth Rate 2003 to 2007: 16% (ar)
Growth Rate since Q4
S&P 500 Dividend Per Share (4Q Sum)

Source: Deutsche Bank Research, October 2012

S&P 500 Dividend Yield now Exceeds Treasury Yields



Top 500 Stocks Dividend Yield vs.
10-Year Nominal Yield
Through September 2012
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
72
76
80
84
88
92
96
00
04
08
12
Dividend Yield
10-Year Yield

Source: Morgan Stanley Research, September 30, 2012

II. Historical Performance of Dividend Paying Stocks: Higher Return, Lower Risk

Dividends are an Important Driver of Long-Term Returns

S&P 500



S&P500 Total Return
S&P500 Price Return
2,000
1,500
1,000
500
-
12/84
12/87
12/90
12/93
12/96
12/99
12/02
12/05
12/08
12/11
1,672
861

Source: Bloomberg and Sit Investment Associates, September 30, 2012

Dividends are an Important Driver of Long - Term Returns

S&P 500



Travelers



Emerson Electric



NextEra Energy



Source: FactSet and Sit Investment Associates

Dividend Paying Stocks Outperform Non-Dividend Paying Stocks In A Slower Economy



Dividend-Paying S&P 500 Stocks - Gain/Yr = 9.0% *
Non-Dividend Paying S&P 500 Stocks - Gain/Yr = 2.1% *
S&P 500 Equal-Weighted Total Return - Gain/Yr = 7.4% *
10,000
1,000
100
10
'73
'75
'77
'79
'81
'83
'85
'87
'89
'91
'93
'95
'97
'99
'01
'03
'05
'07
'09
'11

	December 1973 to September 2012		
	Dividend Paying Stocks*	Non-Dividend Paying Stocks*	Difference
Median Ann. Return When Real Annualized Q/Q GDP is Greater Than 3.0%**	15.4%	15.6%	-0.2%
Median Ann. Return When Real Annualized Q/Q GDP is Less Than 3.0%**	15.2%	8.6%	6.6%

*Universe consists of S&P 500 constituents, rebalanced quarterly and equal-weighted

** Average annualized Q/Q US real GDP growth during the period = 3.0%

* Based on geometric average of total returns since 1973. Holdings equal-weighted and rebalanced quarterly.

Sources: Ned Davis Research, FactSet & Sit Investment Associates

DIVIDEND PAYING STOCKS ARE LESS VOLATILE



Volatility of dividend payers and non-payers in the S&P 500 since 1995
30.0
25.0
20.0
15.0
10.0
5.0
0.0
Annualised volatility (%)
Non-payers
Market
Dividend payers
Source: SG Cross Asset Research

SOURCE: SOCIETE GENERALE CROSS ASSET RESEARCH, JANUARY 30, 2012

Growth Matters more than Level of the Dividend

Average Relative Return by Quintile of Dividend Yield and Change in Dividend per Share

June 1969 - November 2010

Dividend Yield	Increase in Dividend per Share: Highest	Q2	Q3	Q4	Lowest
Highest	2.7%	2.5%	3.9%	2.7%	1.4%
Q2	9.6%	5.3%	6.7%	7.0%	1.6%
Q3	10.9%	5.2%	0.8%	0.3%	(2.1%)
Q4	6.1%	2.2%	2.0%	(1.4%)	(2.1%)
Lowest	1.3%	2.2%	(2.7%)	(4.8%)	(5.6%)

Source: Factset, Morgan Stanley Research Note: Annualized 3-Month Returns

Source: Morgan Stanley Research, January 3, 2011

RISK REWARD HISTORICALLY MOST ATTRACTIVE IN "QUINTILE 2"

Average annual returns vs. downside risk of quintiles by dividend yield in the Russell 1000, 1984-2011—Quintile 2 has offered the highest total return and the lowest downside risk



Quintile 2
Quintile 1 (High)
Quintile 3
No Dividend
Quintile 5 (Low Dividend)
Quintile 4
17%
16%
15%
14%
13%
12%
15%
17%
19%
21%
23%
25%
Risk - Probability of Loss
Avg 12-Mth Rolling Returns

Quintile 2 of Dividend Yield in the Russell 1000

20 Selected "High Quality" Companies

Ticker	Company	Dividend Yield	5-Year Average Dividend Growth	5-Year Average Return on Equity	Long-Term Earnings Growth Estimate
ABT	Abbott Laboratories	2.9 %	10 %	24 %	9 %
AFL	AFLAC Inc.	2.7	19	19	13
APD	Air Products & Chemicals Inc.	3.1	11	19	13
ADP	Automatic Data Processing Inc.	2.7	17	23	10
BAX	Baxter International Inc.	3.0	17	29	9
CSX	CSX Corp.	2.6	32	17	12
ETN	Eaton Corp.	3.4	13	15	10
FLO	Flowers Foods Inc.	3.4	20	17	7
GD	General Dynamics Corp.	3.1	15	21	6
GIS	General Mills Inc.	3.3	11	26	8
MCD	McDonald's Corp.	3.3	20	30	10
MSFT	Microsoft Corp.	3.2	12	41	9
PEP	PepsiCo Inc.	3.1	12	35	5
PG	Procter & Gamble Co.	3.3	11	17	8
ROK	Rockwell Automation Inc.	2.7	10	31	13
SMG	Scotts Miracle-Gro Co.	3.0	16	18	11
TXN	Texas Instruments Incorporated	3.1	34	23	9
UTX	United Technologies Corp.	2.8	13	22	12
WAG	Walgreen Co.	3.0	22	16	14
XLNX	Xilinx Inc.	2.7	16	22	12
	Average	3.0	17	23	10

SOURCE: BANK OF AMERICA/MERRILL LYNCH, SEPTEMBER 14, 2012, FACTSET RESEARCH SYSTEMS AND SIT INVESTMENT ASSOCIATES, INC., SEPTEMBER 30, 2012

III. Dividend-Paying Stock Fundamentals: Growth More Attractive Than Yield

Dividend Growth More Attractive than Dividend Yield

Dividend Growth premium (discount) to Dividend Yield – median Forward P/E



100%
80%
60%
40%
20%
0%
-20%
-40%
Dividend Growth More Expensive
Dividend Yield More Expensive
Dec-90
Dec-92
Dec-94
Dec-96
Dec-98
Dec-00
Dec-02
Dec-04
Dec-06
Dec-08
Dec-10

Source: BofA Merrill Lynch US Equity & Quant Strategy, S&P, Compustat, First Call, FactSet

Note: Valuations are based on the median forward P/E multiples for the highest quintiles S&P 500 companies by dividend growth and dividend yield

Source: Bank of America/Merrill Lynch, May 29, 2012

Valuation Of Dividend Yield Stocks


Median Dividend Yield
1,000 Largest US Stocks
June 2012
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
4.5%
3.1%
2.3%
1.5%
0.8%
1.4%
Q1
Q2
Q3
Q4
Q5
All Stocks
Highest Yield
Lowest Yield
Grouped By Dividend Yield Quintile


Premium/Discount to 20-Year Average Valuation Relative to the Market, Based on Trailing P/E
1,000 Largest US Stocks
June 2012
40%
30%
20%
10%
0%
-10%
-20%
-30%
32%
12%
-8%
-2%
-10%
-17%
Q1
Q2
Q3
Q4
Q5
No Yield
Highest Yield
Lowest Yield
Dividend Yield Quintile


Median Net Debt to Capital
1,000 Largest US Stocks*
June 2012
50%
40%
30%
20%
10%
0%
47%
33%
25%
15%
17%
11%
Q1
Q2
Q3
Q4
Q5
No Yield
Highest Yield
Lowest Yield
Dividend Yield Quintile
* Excluding Financials


Median Trailing 5-Year EPS CAGR
1,000 Largest US Stocks
June 2012
15%
10%
5%
0%
-5%
-3%
2%
4%
4%
10%
9%
Q1
Q2
Q3
Q4
Q5
No Yield
Highest Yield
Lowest Yield
Dividend Yield Quintile

Dividend Payout Ratios by Sector


120%
100%
80%
60%
40%
20%
0%
26%
45%
27%
23%
29%
33%
20%
35%
100%
63%
30.1%
44%
25%
Cons. Disc.
Staples
Energy
Financials
Healthcare
Industrials
Tech
Materials
Telecom
Utilities
S&P 500
Defensive
Cycical

Source: Deutsche Bank

Source: Deutsche Bank Research, August 5, 2012

Dividends Now Exceed Buybacks, (Likely) Driven by Changes in Incentives

S&P500 Dividends and Buybacks*



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
12/1/2001
6/1/2002
12/1/2002
6/1/2003
12/1/2003
6/1/2004
12/1/2004
6/1/2005
12/1/2005
6/1/2006
12/1/2006
6/1/2007
12/1/2007
6/1/2008
12/1/2008
6/1/2009
12/1/2009
6/1/2010
12/1/2010
6/1/2011
12/1/2011
6/1/2012
Dividends
Buybacks

*Rolling 3-Year Average Net Buybacks vs. Dividends

More CEOs Now Receive Restricted Stock Than Options



Percentage of CEOs from S&P 500 Companies
Receiving Equity-Based Compensation
1992 Through 2010
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%

Source: Murphy, Kevin J. "Executive Compensation: Where We Are, and How We Got There" Handbook of the Economics of Finance, Forthcoming

Source: Deutsche Bank Research and Sit Investment Associates, Inc., October 9, 2012 and Morgan Stanley Research, May 29, 2012

Yields Have Declined in "Traditional" Dividend Paying Sectors

US 10 Year Yield vs. Median Dividend Yield of 20 Largest US Utility Companies



18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
'80
'82
'84
'86
'88
'90
'92
'94
'96
'98
'00
'02
'04
'06
'08
'10
Dividend Yield
US 10 Yr Treasury Yield

Annualized Earnings Growth of the 20 Largest US Utility Companies



5%
4%
3%
2%
1%
0%
2.0%
2.4%
3.4%
1990 to 1999
2000 to 2009
2010 to 2011

Source: FactSet and Sit Investment Associates, June 30, 2012

Capital Goods (Largest 30 Companies in U.S.)

Structural Improvement in Fundamentals Enhances Dividend Potential


Net Debt to Capitalization
70%
60%
50%
40%
30%
20%
10%
0%
57%
27%
2000
Now


Free Cash Flow ($ Million)
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
$21,845
$58,633
2000
Now


Sales per Employee ($ Thousand)
$350
$300
$250
$200
$150
$100
$50
$0
$197
$322
2000
Now


Trough Trailing 4 Quarter Operating Margin
9%
8%
7%
7.8%
9.0%
2002 Downturn
2008 Downturn

Source: FactSet Research Systems, September 30, 2012

TECHNOLOGY (LARGEST 30 COMPANIES IN U.S.)

STRUCTURAL IMPROVEMENT IN FUNDAMENTALS ENHANCES DIVIDEND POTENTIAL


Net Debt to Capitalization
0%
-5%
-10%
-15%
-20%
-25%
-30%
-16%
-27%
2000
Now


Free Cash Flow ($ Million)
$200,000
$180,000
$160,000
$140,000
$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$0
$30,970
$179,855
2000
Now


Sales per Employee ($ Thousand)
$600
$500
$400
$300
$200
$100
$0
$357
$509
2000
Now

Dividend Yields for Select Technology Companies

Company	Div Yield	ROE	Net Debt/ Cap	PE Ratio
Automatic Data Processing Inc.	2.7%	23%	-25%	19x
Intel Corp.	4.0%	25%	-12%	11x
Linear Technology Corp.	3.1%	84%	-21%	15x
Microsoft Corp.	2.7%	28%	-65%	11x
Analog Devices Inc.	3.1%	17%	-60%	14x
Ericsson ADR	3.8%	10%	-21%	13x
Applied Materials Inc.	3.2%	13%	-2%	12x
Accenture PLC	1.9%	66%	-137%	16x
International Business Machines Corp.	1.6%	75%	37%	12x
QUALCOMM Inc.	1.6%	20%	-36%	18x
Average:	**2.8%**	**36%**	**-34%**	**14x**

SOURCE: FACTSET RESEARCH SYSTEMS, SEPTEMBER 30, 2012

Following 10 Years of Poor Equity Returns, Valuations Appear Attractive



The Great Divergence
Cumulative flows since 2006
LO equities
All bonds
$736bn
-$569bn
800
600
400
200
0
-200
-400
-600
'06
'07
'08
'09
'10
'11
'12
'13

Source: BofA Merrill Lynch Global Equity Strategy, EPFR Global

S&P 500 P/E History



10-Year U.S. Treasury Yield History



Source: FactSet Research Systems, June 30, 2012 and Bank of America/Merrill Lynch, October 9, 2012

EQUITY INCOME FLOWS SHOWING SIGNS OF LIFE


($M)
Cumulative Fund Flows Since 12/10
50,000
0
(50,000)
(100,000)
(150,000)
(200,000)
Equity Income
U.S. Stock

Source: Stifel Nicolaus and Sit Investment Associates, Inc., October 2012

INTERNATIONAL STOCKS OFFER ATTRACTIVE DIVIDEND YIELDS

Dividend Yield by Country (as of 07/31/12)



12%
10
8
6
4
2
0
Yield
Australia
Austria
Belgium
Denmark
Finland
France
Germany
Greece
Hong Kong
Ireland
Israel
Italy
Japan
Netherlands
New Zealand
Norway
Portugal
Singapore
Spain
Sweden
Switzerland
UK
U.S.
Other Country
U.S.

*Source: FactSet Research Systems, Inc. 07/31/12

Dividend Yield Comparison Between International and U.S. Stocks



6%
5
4
3
2
1
0
12/31/2001
12/31/2004
12/31/2007
12/31/2010
MSCI EAFE Index
S&P 500 Index

*Source: FactSet Research Systems, Inc. 07/31/12

SOURCE: INVESCO AND FACTSET RESEARCH SYSTEMS, JULY 31, 2012

RISING DIVIDEND YIELDS ACROSS THE GLOBE



Dividend levels by region, excluding financials
Aggregate div idends (indexed to 100)
160
150
140
130
120
110
100
90
80
Dec-06
Mar-07
Jun-07
Sep-07
Dec-07
Mar-08
Jun-08
Sep-08
Dec-08
Mar-09
Jun-09
Sep-09
Dec-09
Mar-10
Jun-10
Sep-10
Dec-10
Mar-11
Jun-11
Sep-11
Dec-11
Eurozone
US
Japan
UK
Source: SG Cross Asset Research, Thomson Financial Datastream

SOURCE: SOCIETE GENERALE CROSS ASSET RESEARCH, JANUARY 30, 2012

Payout Ratios Are Increasing Globally



Trend payout ratios by region (latest dividend as % of five year trend in earnings)
85
75
65
55
45
35
25
World
UK
Europe ex-UK
US
Dec-75
Dec-76
Dec-77
Dec-78
Dec-79
Dec-80
Dec-81
Dec-82
Dec-83
Dec-84
Dec-85
Dec-86
Dec-87
Dec-88
Dec-89
Dec-90
Dec-91
Dec-92
Dec-93
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Source: SG Cross Asset Research

Source: Societe Generale Cross Asset Research, January 30, 2012

Relative Performance of High Dividend Yield and High Dividend Growth



Relative performance of global high dividend yield and dividend growth
High Dividend Yield
High Dividend Growth
High Div Yield AND High Div Growth
Excess Performance (logged)
130
125
120
115
110
105
100
95
89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10 11 12

Back-testing since 1989 indicates combining high dividend yield with high dividend growth has achieved annualized outperformance of 7.1%, on average.

Source Bank of America/Merrill Lynch, September 30, 2012

IV. Unprecedented Corporate Profitability: Peaking But Generally Sustainable


S&P 500 Operating Earnings Per Share (4Q) vs S&P 500 Stock Index
The long-term correlation of 0.88 show SPX operating earnings and price move together

S&P 500 Non-Financial Constituents
Net Profit Margins[1]
1952 Through Q1 2012



Source: Corporate Reports. Empirical Research Partners Analysis.

[1]Data smoothed on a trailing three-month basis. Data before 1977 is for largecap nonfinancial stocks.

SOURCE: CANACCORD GENUITY, SEPTEMBER 6, 2012 AND EMPIRICAL RESEARCH PARTNERS, JULY 16, 2012

SURGING CORPORATE FREE CASH FLOW

Large-Capitalization Stocks
Free Cash Flow Per Employee[1]
1985 Through Early-August 2012



Source: Corporate Reports, Empirical Research Partners Analysis.

[1]Data smoothed on a trailing three-month basis; excludes financials and utilities.

Large-Capitalization Stocks
Free Cash Flow Margins[1]
1952 Through Early-August 2012



SOURCE: EMPIRICAL RESEARCH PARTNERS, AUGUST 23, 2012

REVENUE AND PROFIT MARGINS LED BY HIGHER PRODUCTIVITY



S&P 500 Manufacturers and All Other Constituents[1]
Revenue Per Employee
1977 Through Q1 2012

Source: Corporate Reports, Empirical Research Partners Analysis.
[1]Excludes Financials. Data presented on a trailing twelve-month basis.



Ann% Chg
PRODUCTIVITY GROWTH
(2-YEAR MOVING AVERAGE)
Mean
1970-1994
Mean
1995-current
© BCA Research 2011
3
2
1
0
1970
1975
1980
1985
1990
1995
2000
2005
2010

SOURCE: EMPIRICAL RESEARCH PARTNERS, JULY 16, 2012 AND BCA RESEARCH, JANUARY 2011

Globalization Driving U.S. Corporate Earnings, Partially Through Lower Tax Rates



% Of Total
CORPORATE PROFITS*
FROM REST OF THE WORLD
5-YEAR MOVING AVERAGE
50
40
30
20
10
© BCA Research 2011
70
80
90
2000
10

* SOURCE: BUREAU OF ECONOMIC ANALYSIS.



Tax rate vs. foreign sales exposure
34%
32%
30%
28%
26%
24%
22%
20%
Foreign Sales (%)
52%
47%
42%
37%
32%
27%
Effective Tax Rate (%)
'95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11
Foreign Sales %
Effective Tax Rate

Source: BofA Merrill Lynch US Equity & Quant Strategy, S&P, Worldscope

Source: BCA Research, January 21, 2010 and Bank of America/Merrill Lynch, October 11, 2012

Corporate Profits at the Expense of Compensation

Corporate Profit Recovery: Unique Features of the Current Cycle


Bn US$
CHANGES IN U.S. CORPORATE
GDP
PROFITS
NET INTEREST
EMPLOYEE COMPENSATION
Profits
Sales
600
400
200
0
-200
2003
2010


Bn US$
AVERAGE PROFILE OF CHANGES IN U.S. CORPORATE
GDP
PROFITS
NET INTEREST
EMPLOYEE COMPENSATION
Sales
Profits
300
200
100
0
© BCA Research 2011

Deepening Divide Between Labor and Capital


U.S.
CORPORATE PROFITS*
PRIVATE EMPLOYMENT
350
230
150
100
The U.S. corporate sector has added 20% more jobs than 1990, but created 300% more profits
90
94
98
02
06
10
* SOURCE: BUREAU OF ECONOMIC ANALYSIS.

Source: BCA Research, April 8, 2011

Corporations Taking Advantage of Lower Interest Rates


Going Long
A record amount of 30-year corporate debt has been issued in the U.S. as bond yields have plummeted.
30-year bond issuance
$90 billion
60
30
0
$92 billion*
1995
2000
'05
'10
U.S. corporate investment grade yields
9%
6
3
0
2.77%†
1995
2000
'05
'10
* Year to date
† As of Oct. 5. Other yield data are recorded on the last day of each year
Sources: Dealogic (bond issuance); Barclays (yields)
The Wall Street Journal

Source: The Wall Street Journal, October 9, 2012

Corporate Balance Sheets Remain Very Healthy, Supporting Dividends

Cash of S&P 500 ex Financials ($bn)


1,200
1,000
800
600
400
200
0
Recession

Source: Company Financial Reports, Compustat, Deutsche Bank Markets Research

Net Debt as % of market cap


60%
50%
40%
30%
20%
10%
Recession
Net Debt / Mkt Cap (S&P 500 ex. Financials)

Source: Deutsche Bank

Source Deutsche Bank Research, May 25, 2012 and August 5, 2012

V. Economic Environment:
Slow Growth to Continue

U.S. CONSUMER: LESS BORROWING, MORE SAVING


US household debt ratio
% of income
140
120
100
80
60
40
60 65 70 75 80 85 90 95 00 05 10


Net Change in Consumer Debt Relative to All Spending¹
1953 Through 2012E

Source: U.S. Department of Commerce; Federal Reserve Board, Empirical Research Partners Analysis and Estimates.

¹Consumer debt includes mortgages and consumer credit.


U.S. SAVINGS RATE (3.7%)

SOURCE: J.P. MORGAN AND FACTSET RESEARCH SYSTEMS, OCTOBER 2012

Consumers Still Struggling

Personal income: private vs. government transfers
(real, $bn)


Disposable income
Personal income less
govt transfer payments
11.0
10.5
10.0
9.5
9.0
8.5
8.0
Jan-02
Jan-04
Jan-06
Jan-08
Jan-10
Jan-12

Household balance sheets are impaired
(net worth and debt, % disposable income)


Household debt, rhs
Household net
worth, lhs

Source: Bank of America/Merrill Lynch, September 2012

U.S. Job Market Recovery Slow to Recover


Real Unemployment 11.2%
The headline jobless rate fell to 8.1% in August as the labor force participation rate hit a 31-year low. If millions of discouraged job-seekers had not left the workforce since the recovery began in June 2009, unemployment would be 11.2%.
12%
10
8
6
4
Aug.: 11.2%
Aug.: 8.1%
'04
'05
'06
'07
'08
'09
'10
'11
'12


Jobs recession
1953-55 23
1957-59 24
1960-61 20
1970-71 18
1974-76 19
1980-81 10
1981-83 28
1990-93 32
2001-05 47
2008-present 53
Months below prior employment peak

Source: Investor's Business Daily, Septemeber 10, 2012 and July 9, 2012



US labor force participation rate
Percent
68
66
64
62
60
58
58 63 68 73 78 83 88 93 98 03 08



US long-term unemployment
27 or more weeks % total
50
40
30
20
10
0
58 63 68 73 78 83 88 93 98 03 08

SOURCE: J.P. MORGAN, OCTOBER 2012

Budget Deficits a Bigger Problem in the U.S. than in Peripheral Europe



Budget deficits as a % of GDP
%
%
GIIPS: GDP-weighted fiscal balance
US
4
2
0
-2
-4
-6
-8
-10
-12
-14
1995
1997
1999
2001
2003
2005
2007
2009
2011

Note: GIIPS = Greece, Ireland, Italy, Portugal, and Spain
Source: Marco Stringa, OECD, Statistical Office of the European Communities, Haver Analytics, DB Global Markets

US federal receipts and outlays

% of GDP



Outlays
Receipts
26
24
22
20
18
16
14
67
72
77
82
87
92
97
02
07
12

Source: Deutsche Bank Research, September 2012 and J.P. Morgan, October 2012

Despite Ballooning Debt, U.S. Debt Servicing Costs Are Low (For Now)


USD Bn
FEDERAL DEBT
FORECAST MADE IN JANUARY 2001
ACTUAL OUTCOME
10000
7500
5000
2500
© BCA Research 2011
2002
2004
2006
2008
2010
2012
SOURCE: CONGRESSIONAL BUDGET OFFICE

Interest Payments As A Share Of Federal Government Revenue


%
16
14
12
10
U.S FEDERAL INTEREST
PAYMENTS AS A PERCENTAGE
OF BUDGET RECEIPTS
2000
05


%
8
6
4
10-YEAR TREASURY BOND YIELD*
1994
1996
1998
2000
2002
2004
2006
2008
2010
2012
* ------ 40-WEEK MOVING AVERAGE
LATEST DATE: AUGUST 5
© BCA Research 2011

Source: BCA Research, July 29, 2011 and August 19, 2011

Economic Growth Tends to be Slow After a Financial Crisis



Post-financial crisis trend growth*
10%
8%
6%
4%
2%
0%
Pre-crisis
Post-crisis
Norway (1987)
Sweden (1991)
Japan (1992)
Thailand (1998)
Malaysia (1998)
Korea (1998)
USA (2008)

Source: Bank of America/Merrill Lynch, October 17, 2011

U.S. Economy Following Pattern of Other Financial Crises


REAL HOUSE PRICE INDEX
UNEMPLOYMENT RATE
Stays high
REAL PRIVATE CREDIT
Stays low
REAL CONSUMPTION
U.S.
AVERAGE OF PAST CYCLES*
U.S. (LS)
AVERAGE OF PAST CYCLES* (RS)
(For all panels)
Ann% Chg
%
2000 2002 2004 2006 2008 2010 2012 2014

* Average of Boom/Bust Cycles in Finland (1991-94), Norway (1987-93), Sweden (1990-95), and U.K. (1989-95).
Past cycles aligned with the peak in level of U.S. Real House Price Index in 2006Q1 for comparison purposes

Source: BCA Research, October 5, 2012

GLOBAL OUTPUT OFF COURSE



Nominal GDP rebased (Q1 2005=100)
Actual
1998-2008 trend
US
150
140
130
120
110
100
11.5% below trend
2005 06 07 08 09 10 11 12
Eurozone
135
130
125
120
115
110
105
100
13.4% below trend
2005 06 07 08 09 10 11 12
UK
150
140
130
120
110
100
15.1% below trend
2005 06 07 08 09 10 11 12
FT Graphic

SOURCE: FINANCIAL TIMES, SEPTEMBER 10, 2012

Global Economies are Increasingly Intertwined



Source: RBC Capital Markets; IMF
Note: Includes 32 key advanced and developing countries.
1.0
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.0
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004
2006
2008
2010
Average 5-yr Rolling Correlation of Country GDPs
Trend

Source: RBC Capital Markets, September 7, 2012

EMERGING MARKETS SUFFERING FROM DEVELOPED MARKETS SLOWDOWN



EM real GDP
%oya
9
8
7
6
5
4
2010
2011
2012



%oya
12
10
8
6
4
2
0
China
India
Brazil
2010
2011
2012
2013

SOURCE: J.P. MORGAN, OCTOBER 2012

MONETARY POLICY IN UNCHARTED TERRITORY

Central bank liquidity versus US GDP



Central bank* balance sheet + global FX reserves
US GDP
240
220
200
180
160
140
120
100
'06
'07
'08
'09
'10
'11
'12

Fed's QE & The S&P 500





PRAYER
Inspirational when done by a priest. Frightening when done by the Fed Chairman

SOURCE: BANK OF AMERICA/MERRILL LYNCH, OCTOBER 9, 2012, RAYMOND JAMES, AUGUST 30, 2012 AND BIANCO RESEARCH, SEPTEMBER 14, 2012

Equities Driven by Multiple Expansion


1-YEAR CHANGE IN S&P 500:
STOCK PRICES
%
50
25
0
-25
2000
2002
2004
2006
2008
2010
2012

Consensus Too High!

	2007	2008	2009	2010	2011	2012e	2013e
S&P 500 Operating EPS	$83	$50	$57	$84	$96	$102	$115
Y/Y Growth	-6%	-40%	15%	47%	15%	5%	13%


FORWARD EARNINGS*
%
40
20
0
-20
-40
2000
2002
2004
2006
2008
2010
2012


FORWARD P/E RATIO*
%
40
20
0
-20
2000
2002
2004
2006
2008
2010
2012

* SOURCE: THOMSON I/B/E/S
NOTE: SHADED FOR NBER DESIGNATED RECESSIONS

Source: BCA Research, September 10, 2012 and S&P Dow Jones Indices, September 19, 2012

"Risk On" Markets Have Rallied with Low Volatility; Dividend Payers Have Underperformed


S&P 500*
1600
1400
1200
1000
800
10
12

* --- 200-DAY MOVING AVERAGE
* FORWARD EARNINGS YIELD MINUS 10-YEAR TREASURY YIELD


VIX INDEX
50
40
30
20
Low,
but...
© BCA Research 2012
10
12


BPs
EQUITY RISK PREMIUM**
700
600
500
400
300
10
12

**FORWARD EARNINGS YIELD MINUS 10-YEAR TREASURY YIELD

12/30/2011 to 9/28/2012	S&P 500
Dividend Available	Bench. Total Return
DIVIDEND	13.87
NO DIVIDEND	31.27
Total	**16.41**

Source: BCA Research, September 4, 2012 and FactSet Research Systems, September 30, 2012

VI. Tax Policy and Dividends:
Historical Precedence Offers Few Clues, but Clearly a Risk

THE MARKET DOES NOT ANTICIPATE TAX INCREASES IN HIGH DIVIDEND YIELDERS AND RECOVERS AFTER SIX MONTHS


Avg Cum. Rel Perf of Top quintile of Div. Yield vs Equal-Weight Market
About an Increase in the Spread Between the Dividend and Capital
Gains Tax Rates
From 12 Months Prior to 12 Months After Tax Law Change Enactment
1975 Through April 2012
2%
1%
0%
(1%)
(2%)
(3%)
(4%)
-11 to -6
-5 to 0
1 to 6
7 to 12
Months Before/After Tax Change Enactment

SOURCE: MORGAN STANLEY RESEARCH, MAY 25, 2012

Dividend Stocks did not Outperform amid 2003 Tax Cuts

NO sign of a break in relative performance of dividend yield strategies around the Tax Relief Act



Source: BofA Merrill Lynch Global Research

Dividend yield grew *less expensive* after the Bush Tax Cuts
Relative Price to Book of High Dividend Yield vs. No Dividend Yield stocks, 1986 to 2010



Source: BofA Merrill Lynch Global Research

Source: Bank of America/Merrill Lynch, September 28, 2010

Majority of U.S. Equities in Non-Taxable Accounts



Percent of U.S. Stocks Held in U.S. Taxable Accounts
100%
90%
80%
70%
60%
50%
40%
30%
20%
1960
1964
1968
1972
1976
1980
1984
1988
1992
1996
2000
2004
2008
2012

Source: Deutsche Bank Research, October 2012

VII. Summary

- Corporate payout ratios set to rise from historically low levels. This "reversion to the mean" process will take time, resulting in sustained demand for companies that can grow dividends consistently over the long run.
- The compounding of dividends is underappreciated as a driver of long-term returns. Dividend-paying companies have outperformed the broader market over a long history, with lower risk levels.
- "Yield chasing" is apparent in segments of the equity market, and valuation clearly favors dividend growers relative to high yield companies. Many sectors are attractive for dividend-seeking investors, given structural changes in underlying profitability/cash flow.
- Corporate profitability and growth drives dividends. While a maturing business cycle may limit growth over the near- to intermediate-term, margins and cash flow should remain near all-time high levels and payouts should increase. Fewer growth opportunities (i.e. lower cap-ex) and ample excess liquidity suggest that capital should be returned to shareholders.
- The case for slow economic growth is based on a maturing business cycle, waning effects of stimulus, demographics, and the ongoing impact of deleveraging. Deleveraging has impacted consumer spending (i.e., jobs and income) with imminent fiscal policy implications (i.e., higher taxes, budget reductions). Slow growth points to an investment emphasis on quality and dividends, particularly given the 2012 "Risk On" rally.
- The linkages between tax law changes and relative performance of dividend payers is unclear. Given extended valuations, high yield stocks may be more vulnerable than in the past.